Item 77D Deutsche Alternative Asset Allocation
Fund (a series of Deutsche Market Trust)
The fund's Board of Trustees (the "Board") on
November 11, 2015 approved a recommendation by Deutsche Investment Management Americas Inc.
("DIMA"), the fund's investment advisor, to restructure Deutsche Alternative Asset Allocation
Fund from a fund-of-funds (i.e., a fund investing primarily in other Deutsche funds) into a direct investment fund (i.e., a fund investing directly in securities and other investments). As a fund investing directly in securities and other investments, the fund no longer bears the underlying fund expenses that it incurs as a fund-of-funds. As part of the restructuring, the fund also adjusted its investment focus from alternative (or non-traditional) asset categories and investment strategies (including investments in "real assets") to a focus on a broader range of "real assets," using both traditional and alternative investment strategies.

On April 26, 2016, Deutsche Alternative Asset
Allocation Fund was renamed Deutsche Real Assets
Fund, and its investment objective was changed to read as follows:

The fund seeks total return in excess of inflation through capital growth and current income.

On April 26, 2016, the fund's principal investment strategy was modified to read as follows:

Main investments. The fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes
(calculated at the time of any investment), in a combination of investments that the Advisor believes offer expo- sure to "real assets."
Currently, the Advisor intends to seek exposure to the following real assets categories (either directly or through investments in companies that own or derive a significant portion of their value from such real assets or the production thereof): real estate, commodities, natural resources, infrastructure, gold and other precious metals, master limited partnerships (MLPs), Treasury Inflation-
Protected Securities (TIPS) and other fixed income securities. However, these exposures may change from time to time and exposures to new real assets categories may be added or exposures to existing real assets categories may be deleted.